SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                           TRANSCO ENERGY COMPANY
                             (Name of Issuer)

                  Common stock, par value $0.50 per share
           (Including the attached common share purchase rights)

                      (Title of Class and Securities)

                                  89353210
                   (CUSIP Number of Class of Securities)

                              J. Furman Lewis
                 Senior Vice President and General Counsel
                       The Williams Companies, Inc.
                            One Williams Center
                           Tulsa, Oklahoma 74172
                               (918) 588-2000
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                Copy to:

                           Randall H. Doud, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             January 25, 1995
                      (Date of Event which Requires
                        Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-
     1(b)(3) or (4), check the following:                   ( )

     Check the following box if a fee is being paid with this
     Statement:                                                  ( )



   SCHEDULE 13D

   CUSIP No.  89353210 (Common Stock)
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        The Williams Companies, Inc.                 73-0569878
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
             WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
   _________________________________________________________________
                            (7)  SOLE VOTING POWER

                                 32,100,000 Shares
                          ___________________________________________
                            (8)  SHARED VOTING POWER

                                 0
                          ___________________________________________
                            (9)  SOLE DISPOSITIVE POWER

                                 32,100,000 Shares

                         ____________________________________________
                           (10) SHARED DISPOSITIVE POWER

                                 0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        The Purchaser has acquired 24,600,000 Shares pursuant to the Offer. Assuming exercise of the Option under the Stock Option Agreement, the Purchaser is the beneficial owner of 32,100,000 Shares.
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        60% (66.3%, assuming exercise in full of the Option under the Stock Option Agreement.)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*

         CO



               This Amendment No. 7 amends and supplements the
     Schedule 13D (the "Schedule 13D") dated December 16, 1994, as amended, originally filed in connection with the tender offer (the "Offer") by The Williams Companies, Inc., a Delaware corporation (the "Purchaser"), to purchase up to 24,600,000 of the outstanding shares of common stock, par value $0.50 per share (and the attached common share purchase rights), of Transco Energy Company, a Delaware corporation (the "Company"). Unless otherwise defined herein, all terms used herein shall have the meanings set forth in the Schedule 13D as previously amended including Exhibit 1, the Offer to Purchase, dated December 16, 1994, filed by the Purchaser with respect to the Offer.

     Item 4 of the Schedule 13D is hereby amended to add the following:

               Item 4.  Purpose of Transaction.

     (a)-(j) The Company's Board of Directors (meeting on January 25, 1995) and the Purchaser's Board of Directors (meeting on January 22, 1995) have approved a proposed recapitalization plan for the Company which will include, among other things, the following elements: (i) a call for redemption of up to 100% of the Company $4.75 Preferred Stock; (ii) a tender offer to acquire up to 100% of the outstanding Company Notes, subject among other things to obtaining at least 51% of such Company Notes and certain amendments to the related indenture; (iii) a call for redemption of all of TGPL's outstanding preferred stock, subject to the occurrence of certain events; (iv) the repurchase or other retirement of other outstanding Company public or other debt; (v) the securitization of the Company's receivables; and (vi) the refinancing of certain debt outstanding under the Company's existing loan agreements. The funds for the redemption of the Company $4.75 Preferred Stock will be provided to the Company in the form of the purchase by the Purchaser of a new series of Company preferred stock. The funds for certain of the other elements of the recapitalization described above will be loaned to the Company by the Purchaser. This Schedule 13D does not constitute either the formal notices or other documentation that will be required in connection with the various elements of the recapitalization plan, all of which will be set forth in separate documents. There can be no assurance as to the timing of the various elements of the recapitalization plan or that any or all elements of the proposed recapitalization will be completed. A copy of the joint press release issued by the Purchaser and the Company relating to the foregoing is attached as Exhibit 4 hereto and is incorporated herein by reference.

                         In addition, on January 25, 1995, as
               contemplated by the Merger Agreement, Keith E. Bailey, the Chairman, Chief Executive Officer and President of the Purchaser, and John C. Bumgarner, Jr., the Senior Vice President for Corporate Development and Planning of the Purchaser, were elected to the Company's Board of Directors. A copy of the press release issued by the Company relating to the foregoing is attached as
               Exhibit 5 hereto and is incorporated herein by reference.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

               Exhibit 4. Text of Press Release, dated January 30, 1995, issued by The Williams Companies, Inc. and Transco Energy Company.

               Exhibit 5. Text of Press Release, dated January 25, 1995, issued by Transco Energy Company.


     SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 30, 1995

                                        THE WILLIAMS COMPANIES, INC.

                                        By: /s/  J. FURMAN LEWIS
                                            Name:  J. Furman Lewis
                                            Title: Senior Vice President
                                                   and General Counsel